

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2017

Dominic F. Silvester
Chief Executive Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

> **Re: Enstar Group Limited**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 13, 2017**
> **File No. 333-220889**

Dear Mr. Silvester:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2017 letter.

Form S-3/A filed November 13, 2017

General

1. We note your response to our prior comment 1 and reissue in part. As it appears that there are instances where the Series C and Series E non-voting ordinary shares will not convert into ordinary shares when sold in this offering, please include a fixed price at which the Series C and Series E non-voting ordinary shares will be offered by the selling shareholders until such time as a market exists for these securities.

2.   We note your response to our prior comment 1 that the board's power to decline to register a share transfer may be exercised in connection with this offering. Please disclose what the consequences would be to the selling shareholder and the purchaser if the board declines to register the share transfer and how and when the company would notify the selling shareholder and the purchaser of the board's decision.

        Please contact Ada Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Ariel Greenstein, Esq.